SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated June 28, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 28, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited

(Incorporated in Hong Kong with limited liability)
(Stock code: 0008)

Announcement

The Company announces that on June 28, 2004 it filed its annual report on Form 20-F for the year ended December 31, 2003 with the SEC in accordance with the requirements of the United States securities laws. As the disclosure requirements of the United States securities laws differ from those of Hong Kong, which is where the Company has its primary listing, certain information included in the Company’s 2003 Form 20-F has not previously been announced by the Company for the general information of the Shareholders and public investors.

In particular, certain financial information of the Group for the year ended December 31, 2003 included in the Company’s 2003 Form 20-F has been reconciled to US GAAP, which differs in certain significant respects from HK GAAP.

INTRODUCTION

The Company’s Shares, in the form of American Depositary Receipts (ADRs), are listed on the New York Stock Exchange, Inc. and the Company is subject to certain filing requirements under the securities laws of the United States. In accordance with those requirements, on June 28, 2004 the Company filed its annual report on Form 20-F for the year ended December 31, 2003 with the SEC. The financial information contained in the Company’s 2003 Form 20-F has been reviewed by the Company’s auditors, PricewaterhouseCoopers, in accordance with US GAAP. As the disclosure requirements of the US securities laws differ from those of Hong Kong, which is where the Company has its primary listing, certain information included in the Company’s 2003 Form 20-F has not previously been announced by the Company for the general information of the Shareholders and public investors and is, therefore, referred to in this announcement. A copy of the 2003 Form 20-F is available on the Company’s website at www.pccw.com under “Investors” and “Financial Results”. A copy of the 2003 Form 20-F is also available for inspection at the Company’s registered office.

EXTRACTS FROM FORM 20-F

The following is extracted and summarized from Note 43 to the financial statements included in the Company’s 2003 Form 20-F, which sets out the summary of differences between HK GAAP and US GAAP, and the exhibits thereto filed with the SEC.

-  1 -

Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. The most significant respect of these differences include:

(a)	the requirement under US GAAP that upon the first adoption of Statement of Financial Accounting Standards No. 142 on January 1, 2002, goodwill on consolidation ceases to be amortized and is tested for impairment on date of adoption, i.e. January 1, 2002, and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process;

(b)	the requirement under US GAAP for identification of certain intangible assets to be determined separately from goodwill based on fair value and the respective amortization over their expected useful lives; and

(c)	the requirements for marking-to-market of derivatives and marketable securities under US GAAP.

The following table summarizes the adjustments considered necessary to restate (loss)/profit attributable to shareholders to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

	Year ended December 31,
	2003	2002	2001
	HK$ million	HK$ million	HK$ million

(Loss)/Profit attributable to shareholders as reported under HK GAAP	(6,100)	(7,762)	1,343
US GAAP adjustments:
Provision for impairment of goodwill attributable to
- subsidiaries	(6)	178	(7)
- investments equity accounted for	(203)	1,809	(10,338)
Amortization of goodwill	82	85	(7,698)
Provision for impairment of intangible assets	-	(4,703)	-
Amortization of intangible assets	(283)	(283)	(735)
Mark-to-market of derivatives and marketable securities	(641)	1,324	(551)
Employee Share Option Scheme	(69)	(193)	(427)
Depreciation of investment properties	(291)	(279)	(153)
Deferral of up-front fees	(131)	(138)	(135)
Expenses relating to non-employee stock options	(53)	(67)	(100)
Provision for onerous contracts	41	(534)	(568)
Deferred taxes arising from other GAAP differences	101	716	408
Retirement scheme costs	(57)	(369)	25
Loss on disposal of interest in RWC	-	1,771	-
Others	51	(23)	(40)

Loss for the year before cumulative effect of a change in
accounting principle	(7,559)	(8,468)	(18,976)
Cumulative effect of change in accounting principle, net of
tax	-	(43,589)	-

Net loss	(7,559)	(52,057)	(18,976)

Year ended December 31,
	2003	2002	2001
	HK$	HK$	HK$
Loss per Share under US GAAP
-Basic
Loss for the year before cumulative effect of a
change in accounting principle	(152.18) cents	(182.22) cents	(411.88) cents
Net loss	(152.18) cents	(1,120.19) cents	(411.88) cents

-Diluted
Loss for the year before cumulative effect of a
change in accounting principle	(152.18) cents	(182.22) cents	(411.88) cents
Net loss	(152.18) cents	(1,120.19) cents	(411.88) cents

Loss per ADS under US GAAP *
-Basic
Loss for the year before cumulative effect of a
change in accounting principle	(1,521.79) cents	(1,822.19) cents	(4,118.77) cents
Net loss	(1,521.79) cents	(11,201.92) cents	(4,118.77) cents

-Diluted
Loss for the year before cumulative effect of a
change in accounting principle	(1,521.79) cents	(1,822.19) cents	(4,118.77) cents
Net loss	(1,521.79) cents	(11,201.92) cents	(4,118.77) cents

* One ADS is equivalent to 10 Shares.

The following table summarizes the effect on shareholders’ (deficit)/equity of the differences between HK GAAP and US GAAP.

	December 31,
	2003	2002
	HK$ million	HK$ million

Shareholders’ deficit as reported under HK GAAP	(7,839)	(5,916)

US GAAP adjustments:
Goodwill – cost	141,412	141,412
Goodwill – amortization and provision for impairment loss	(65,607)	(64,817)
Intangible assets – cost	10,694	10,694
Intangible assets – amortization and provision for impairment loss	(6,004)	(5,721)
Accumulated depreciation on investment properties	(876)	(585)
Investments in derivatives and investment securities	745	1,337
Property revaluation reserve	(305)	-
Retirement scheme costs	344	401
Deferral of up-front fees	(498)	(367)
Deferred taxes arising from other GAAP differences	(497)	(598)
Non-employee stock options	(231)	(178)
Expenses relating to onerous contracts	36	(5)
Others	322	246

	79,535	81,819

Shareholders’ equity under US GAAP	71,696	75,903

TERMS USED IN THIS ANNOUNCEMENT

“ADS”	American depositary shares, each representing 10 Shares, being rights and interests in the Shares deposited with Citibank, N.A. as depositary pursuant to the securities law and regulations of the US

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on The Stock Exchange of Hong Kong Limited and has securities in the form of Amercian Depositary Receipts listed on the New York Stock Exchange, Inc.

“Employee Share Option Scheme”	the employee share option scheme of the Company adopted on September 20, 1994 (as amended and restated on May 23, 2002 and incorporating changes made on March 20, 2003)

“Group”	the Company and its subsidiaries

“HK GAAP”	generally accepted accounting principles in Hong Kong

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China

“RWC”	Joint Venture (Bermuda) No. 2 Limited, which indirectly owns 100% of Hong Kong mobile operator Hong Kong CSL Limited. After the purchase of 60% of RWC by Telstra Corporation Limited in February 2001, the Group owned the remaining 40% until this interest was sold to Telstra Corporation Limited on June 28, 2002

“SEC”	the Securities and Exchange Commission of the United States

“Shareholder(s)”	holder(s) of Shares

“Share(s)”	share(s) of HK$0.25 each in the capital of the Company

“US” or “United States”	The United States of America, its territories and possessions, any State of the United States and the District of Columbia

“US GAAP”	generally accepted accounting principles in the United States

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, June 28, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta